UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

Act Securities Exchange Act of 1934
Section 17 CFR 15c3-3
Rule 15c3-3
Public Availability June 3, 2004

1278694

May 27, 2004

Mr. Lawrence Morillo
Managing Director
Pershing LLC
One Pershing Plaza
Jersey City, New Jersey 07399

04031904

Re: Application to Establish an Omnibus Account

Dear Mr. Morillo:

We have received your letter dated March 31, 2004, in which you request on behalf of Pershing LLC ("Applicant"), that an omnibus account be designated as a good control location for purposes of Rule 15c3-3 of the Securities Exchange Act of 1934 (17 CFR 240.15c3-3).

I understand the following facts to be pertinent to the Applicant's request. On or about May 10, 2004, the Applicant began clearing the customer accounts of Infinex Investments, Inc., which currently clears its customer accounts through First Clearing LLC ("Delivering Firm"). Each account will become established on the books and records of the Applicant with corresponding securities positions being recorded as "short" in an omnibus account at the Delivering Firm. The positions will be transferred from the Delivering Firm to the Applicant, and the omnibus account gradually will be reduced and eliminated.

Under the circumstances set forth above and to facilitate the prompt and orderly transfer of accounts, the Division of Market Regulation will deem the omnibus account at the Delivering Firm to be a control location adequate for the protection of customer securities for purposes of Rule 15c3-3, provided that the following criteria are satisfied:

(1) the books and records of the Applicant reflect the customer securities positions and money balances previously held by the Delivering Firm;

(2) the books and records of the Applicant reflect that the customer securities not yet transferred to it are "located" in the omnibus account at the Delivering Firm;

(3) the Applicant assumes the responsibility to clear all transactions in the customer accounts being transferred; and

(4) the Delivering Firm provides the Applicant with written assurance that (i) for purposes of Rule 15c3-3 it will treat the omnibus account as a customer account and the customer securities maintained in the omnibus account as fully-paid securities, and (ii) it will promptly deliver the securities in the omnibus account to the Applicant.

The omnibus account that has been designated as a control location will retain such designation only for a period of thirty business days from the date it was entered on the Applicant's books and records. At the expiration of thirty business days, the customer securities which have not been delivered to the Applicant will no longer be deemed to be within the Applicant's possession or control. When the omnibus account ceases to be a control location, the Applicant must include the market value of all customer securities not yet delivered to it in its Reserve Formula computation (17 CFR 240.15c3-3a) as a "failed to receive" credit item, whether or not it has any money credits related to the particular securities, and must initiate action to buy-in the securities not yet delivered.

It should be noted that the above requirements for having an omnibus account designated as a control location are applicable only to securities which the Applicant desires to treat as being in its control by use of the omnibus account. For all other securities, the Applicant will have to take other appropriate action to comply with the possession or control requirement of Rule 15c3-3.

Pursuant to Delegated Authority,

Thomas K. McGowan
Assistant Director

cc: Ms. Kathryn Mahoney, NYSE

TKM/rg

Pershing®

A BNY Securities Group Co.
Solutions from The Bank of New York

One Pershing Plaza
Jersey City, New Jersey 07399

Lawrence Morillo
Managing Director

March 31, 2004

Mr. Michael A. Macchiaroli
Securities and Exchange Commission
Division of Market Regulation
450 Fifth Street, Northwest
Washington, D.C. 20549

Re: Application Pursuant to SEC Rule 15c3-3(c)\(7)/06 Concerning an Omnibus Account used to Facilitate the Prompt and Orderly Transfer of Customer Accounts in Bulk from One Broker Dealer to Another

Dear Mr. Macchiaroli:

Pershing LLC will be acquiring additional customer accounts of Infinex Investments, Inc. which currently clear at First Clearing LLC. We anticipate converting these accounts on May 10, 2004.

In connection with this letter is our application pursuant to SEC Rule 15c3-3(c)(7)/06 concerning an omnibus account used to facilitate the prompt and orderly transfer of customer accounts bulk from one broker dealer to another. We respectfully request the omnibus account be designated as a control location for 30 business days and in connection with this request we represent the following:

- The books and records of Pershing LLC will reflect certain customer security positions and money balances previously held by First Clearing LLC.
- The books and records of Pershing LLC will reflect that the customer securities not yet transferred to it are "located" in the conversion account at First Clearing LLC.
- Pershing LLC assumes the responsibility to clear all transactions in the customer accounts being transferred.
- First Clearing LLC will provide Pershing LLC with written assurance that:
  - For Purpose of Rule 15(c)3-3, First Clearing LLC will treat the omnibus account as a customer account the customer securities maintained in the omnibus account as fully paid securities.
  - First Clearing LLC will promptly deliver the securities to Pershing LLC.

If there are any questions, please let me know.

Sincerely,

c: Kathryn Mahoney, NYSE

T 201.413.2501
F 201.413.5270
E lmorillo@pershing.com